Exhibit 8.1

List of principal subsidiaries, the VIE and subsidiaries of the VIE of the Registrant

Name	Place of Incorporation

Subsidiaries

Giganology (Shenzhen) Co., Ltd.	PRC

Xunlei Network Technologies Limited	British Virgin Islands

Xunlei Network Technologies Limited	Hong Kong

Xunlei Computer (Shenzhen) Co., Ltd.	PRC

Funi. Pte. Ltd.	Singapore

Fuconnect. Pte. Ltd.	Singapore

Variable Interest Entity

Shenzhen Xunlei Networking Technologies, Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity

Shenzhen Onething Technologies Co., Ltd.	PRC

Xunlei Games Development (Shenzhen) Co., Ltd.	PRC

Shenzhen Xunlei Wangwenhua Co., Ltd.	PRC

Shenzhen Qianhai Onething Network Technologies Co., Ltd.	PRC

Jiangxi Node Technology Services Co., Ltd.	PRC

Henan Tourism Information Co., Ltd.	PRC